

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2020

Scott Asbjornson
Chief Financial Officer
AAON, Inc.
2425 South Yukon Ave.
Tulsa, OK 74107

> **Re: AAON, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 27, 2020**
> **Response dated July 27, 2020**
> **File No. 000-18953**

Dear Mr. Asbjornson:

We have reviewed your July 27, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Audited Financial Statements
3. Summary of Significant Accounting Policies
Revenue Recognition, page 41

1. We note your response to prior comment two. Please revise your future filings to clearly explain, as you do in your response letter, the types of performance obligations that are contained within your contracts with end users. Please also revise your disclosures to clarify that you are principal with respect to HVAC units. Refer to ASC 606-10-50-12 and 50-17.

2. You indicate in your response to prior comment two that Third Party Products are not detailed out or perhaps not even provided to the Company by the Representative. As such, please supplementally clarify for us what your performance obligations are, if any,

related to Third Party Products. Please explain to us what the Representative's fee represents and tell us what costs are netted against revenues with respect to Third Party Products. It may be helpful to provide us with an example to demonstrate how you account for the different components that are billed to customers.

 You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology